SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 09 2007
WASH, D.C.
186

June 29, 2007

Our contact
Marianne Bergström

07025199

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published June 29, 2007.

Best regards,

Skanska AB

Marianne Bergström

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

Published	Item	Document name	Required by
June 29, 2007	Press Release	Skanska secures two U.S. contracts totaling Approximately SEK 1.2 billion, USD 169 M	law and by the listing agreement with Stockholm Stock Exchange

Press release

June 28, 2007

Skanska secures two U.S. contracts totaling approximately SEK 1,2 billion, USD 169 M

Skanska has been awarded two construction management assignments in the U.S. The contracts total USD 169 M, SEK 1,175 M, which will be included in second-quarter order bookings.

The largest contract amounts to USD 118 M, about SEK 820 M, and relates to the expansion of a two-story shopping center with a parking facility seven stories below ground level.

Skanska is already constructing the first phase of the project. This contract totals USD 132 M, about SEK 915 M. Both phases are scheduled for completion in September 2009.

The second new contract is for an office complex. The contract amounts to USD 51 M, about SEK 355 M.

The assignment involves two seven-story buildings totaling 37,000 square meters, including underground parking facilities.

Work has commenced and the project is scheduled to be completed in April 2008.

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services to a broad range of US industries, including life sciences, healthcare, education, high-tech, electronics, infrastructure, sports and entertainment. Skanska USA Building also provides pharmaceutical validation services to clients. The company is headquartered in Parsippany, New Jersey, and has approximately 3,700 employees. The company reported sales in 2006 of about SEK 30 billion.

For further information, please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

This and previous releases can also be found at *www.skanska.com*

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, the US and Latin America. Skanska's sales in 2006 totaled SEK 126 billion.

END